UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

October 13, 2023

METHANEX CORPORATION PROVIDES UPDATE ON TRINIDAD AND TOBAGO OPERATIONS

VANCOUVER, BRITISH COLUMBIA (October 13, 2023) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has signed a two-year natural gas agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (“Titan”) (875,000 tonnes per year capacity) to restart operations in September 2024. Simultaneously, the Company announced its intention to idle the Atlas methanol plant (“Atlas”) (Methanex interest 63.1% or 1,085,000 tonnes per year capacity) in September 2024, when its legacy 20-year natural gas agreement expires.

Rich Sumner, President and CEO, Methanex Corporation, stated “I am proud of our team’s effort to reach an agreement with the NGC that allows us to preserve this strategic location in our global portfolio and maintain a world-class team. The two-year term of the Titan contract offered by the NGC reflects the challenging near-term gas supply and demand situation in the country. In the medium to long term, the NGC continues to work with the upstream sector on their plans to develop increased gas supply to the country through various projects, although uncertainty remains.

We have been working with the NGC and the Government of the Republic of Trinidad and Tobago for an extended period to secure economic gas supply for the Atlas and Titan plants. Our decision to restart Titan and cease operations at Atlas was based on economic considerations, including significantly lower capital requirements at Titan compared to Atlas. The new gas price and lower production volume in Trinidad will reduce annual adjusted EBITDA and free cash flow capability, starting in 2025 and compared to 2023, by approximately $80 million and $40 million, respectively, across a range of methanol prices.

We would like to thank the NGC for their professionalism during the negotiation process and reaffirm our commitment to working with the NGC and the Government of the Republic of Trinidad and Tobago to secure economic long-term gas supply.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH". Methanex can be visited online at www.methanex.com.

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 13, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary